Exhibit 99.1

Medigus: ScoutCam Achieved Breakthrough with Healthcare’s First of its kind OR-Ready Wireless Endoscope

OMER, Israel, May 22, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that ScoutCam Inc. (OTC: SCTC), the company’s subsidiary, presented a breakthrough with the successful integration of its wireless micro ScoutCam into medical endoscope devices, formally introducing the healthcare industry’s first operating room-ready wireless endoscope, to the company's knowledge.

The device, which has been cleared for marketing by the U.S. Food and Drug Administration (FDA) and meets the Federal Communications Commission requirements, was developed for a privately held orthopedic company.

ScoutCam believes that the wireless endoscope product revolutionizes the endoscopy industry by implementing a single-use micro camera for medical procedures. ScoutCam’s new product includes a 1.1mm x 1.1mm complementary metal oxide semiconductor (CMOS) camera that can be disposed after a single-use; for reference, according to The National Center for Biotechnology Information (NCBI), the average endoscope used in procedures measures around 8mm x 10mm.

“The endoscopic process is a massive undertaking that frequently requires multiple instruments and cleaning procedures, and we are thrilled that our micro ScoutCam can be utilized to simplify the endoscopic process,” said Yaron Silberman, Chief Executive Officer of ScoutCam. “Not only does the wireless endoscope aid the FDA’s recent recommendation that medical facilities should transition to disposable endoscopic instruments, we also believe that it streamlines endoscopic surgeries and processes.”

The camera of the waterproof micro ScoutCam, which can also be used in orthopedics and general surgery, is smaller than a grain of rice. Other product features include:

●	High resolution and image quality
●	Close minimal focal distance of 3mm
●	Protection from operating room interferences
●	Zero latency

In minimally invasive surgeries, endoscopies are time consuming, yet critical healthcare procedures. Within the United States alone, according to iData Research11, 75 million endoscopic surgeries are conducted each year. The complicated procedure has traditionally been performed using the same medical equipment, post sterilization. The FDA only recently issued a recommendation to hospitals and other medical facilities to shift from reusable duodenoscopes to the single-use variants. The recommendation came as a result of the risk of cross-contamination between patients, and will likely drive the adoption of single-use endoscopes into other body cavities.

With the introduction of ScoutCam’s wireless, single-use endoscope, which is intended to be used in the treatment of carpal tunnel syndrome at ambulatory surgical centers, the company intends to provide a new technology to increase the efficiency of the procedure, while meeting FDA standards. According the American College of Rheumatology22, carpal tunnel syndrome affects 4 – 10 million Americans, who may be eligible for a now more seamless endoscopic surgery. ScoutCam’s devices have also been implemented into rigid, semi-flexible, steerable and flexible endoscopes.

ScoutCam is continuing its work with the privately held orthopedic company to develop a second generation wireless endoscope, which is expected to reach a wider range of orthopedic procedures.

1 https://idataresearch.com/an-astounding-19-million-colonoscopies-are-performed-annually-in-the-united-states/

2 https://www.rheumatology.org/I-Am-A/Patient-Caregiver/Diseases-Conditions/Carpal-Tunnel-Syndrome

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, when Medigus describes the belief that the wireless endoscope product revolutionizes the endoscopy industry by implementing a single-use micro camera for medical procedures and the belief that the new ScoutCam product streamlines endoscopic surgeries and processes, it is using forward looking statements. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com